Via EDGAR

July 9, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street N.E.

Washington, D.C. 20549

Attn:	David Edgar, Staff Accountant

Melissa Kindelan, Staff Accountant

Re:	salesforce.com, inc.

Form 10-K for the Fiscal Year Ended January 31, 2019

Filed March 8, 2019

Form 8-K furnished June 4, 2019

File No. 001-32224

Ladies and Gentlemen:

We are responding to the comment contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Mark Hawkins, Chief Financial Officer of salesforce.com, inc. (the “Company”), dated June 14, 2019 (the “Comment Letter”) related to the above referenced filings. For your convenience, we have repeated the comment contained in the Comment Letter before our response below.

Form 8-K furnished June 4, 2019

Exhibit 99.1

GAAP Results Reconciled to non-GAAP Results, page 12

1. We note that your non-GAAP measures include an adjustment for “Amortization of purchased intangibles.” Excluding amortization of purchased intangible assets may result in non-GAAP measures that are based on individually tailored accounting principles. Please tell us how you considered Question 100.04 of the Non-GAAP C&DIs and why you believe these measures are useful to investors.

Based on our discussion on July 3, 2019 with members of the Staff, we understand that the Staff has determined not to pursue this comment at this time. We further understand that the Staff continues to believe that excluding amortization of purchased intangible assets may result in non-GAAP measures that are based on individually tailored accounting principles.

As discussed with the Staff, going forward we will include the following additional language in our discussion regarding our adjustment for amortization of purchased intangibles:

“Although we exclude the amortization of purchased intangibles from these non-GAAP measures, management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation.”

If you have any further comments or questions, please direct any such requests to Stewart McDowell of Gibson, Dunn & Crutcher LLP at (415) 393-8322 or Joe Allanson of salesforce.com, inc. at (415) 901-7000.

Very truly yours,

salesforce.com, inc.

/s/ Mark J. Hawkins

Mark J. Hawkins

President and Chief Financial Officer

/s/ Joe Allanson

Joe Allanson

Executive Vice President, Chief Accounting Officer and Corporate Controller

cc:	Marc Benioff, Chairman of the Board of Directors and co-Chief Executive Officer

Keith Block, Co-Chief Executive Officer

Amy Weaver, President, Legal and Corporate Affairs, General Counsel and Secretary

Sarah Dods, Executive Vice President, Corporate Counsel

Stewart McDowell, Esq., Gibson, Dunn & Crutcher LLP